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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                      FOR THE QUARTER ENDED MARCH 31, 2003

                         COMMISSION FILE NO. 1 - 10421

                             LUXOTTICA GROUP S.P.A.

                              VIA CANTU 2, MILAN 20123 ITALY
                         (Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                          Form 20-F /X/  Form 40-F / /

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): / /

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): / /

    Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes / / No /X/

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                     [LOGO]

     F O R M 6 K

                              FOR THE THREE MONTHS
                               ENDED MARCH 31 OF
                                FISCAL YEAR 2003

                             LUXOTTICA GROUP S.p.A.

                               INDEX TO FORM 6--K

                                                                         PAGE
                                                                         ----
Item 1   Financial Statements:

         -Consolidated Balance Sheets (U.S. GAAP) at December 31,
          2002 (audited) and March 31, 2003 (unaudited)..............      3

         -Statements of Consolidated Income (U.S. GAAP) for the three
          months ended March 31, 2002 and 2003 (unaudited)...........      4

         -Statement of Consolidated Shareholders' Equity (U.S. GAAP)
          for the three months ended March 31, 2003 (unaudited)......      5

         -Statements of Consolidated Cash Flows (U.S. GAAP) for the
          three months ended March 31, 2002 and 2003 (unaudited).....      6

         -Condensed Notes to Consolidated Financial Statements
          (unaudited)................................................      7

Item 2   Management's discussion and analysis of financial condition and results of operations for three months ended March 31,
          2002 and 2003..............................................      9

Item 3   Press Release for March 31, 2003............................     17

CONSOLIDATED BALANCE SHEETS--US GAAP

DECEMBER 31, 2002 AND MARCH 31, 2003

-------------------------------------------------------------------------------------------------------------------
                                                                        MARCH 31, 2003        MARCH 31, 2003
                                                   DECEMBER 31, 2002      (UNAUDITED)           (UNAUDITED)
                                                           (Thousand of Euro)           (Thousand of US dollars)(1)
-------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
Cash                                                     151,418             241,220            $  262,930
Accounts receivable--net                                 370,234             420,161               457,976
Sales and income taxes receivable                         10,956               7,043                 7,677
Inventories                                              406,032             404,948               441,393
Prepaid expenses and other                                53,385              55,661                60,671
Net deferred tax assets--current                         148,088             146,031               159,174
                                                       ---------           ---------            ----------
TOTAL CURRENT ASSETS                                   1,140,113           1,275,065             1,389,821
                                                       ---------           ---------            ----------
PROPERTY, PLANT AND EQUIPMENT--NET                       506,545             488,244               532,186
                                                       ---------           ---------            ----------
OTHER ASSETS:
Intangible assets--net                                 1,916,526           1,908,312             2,080,060
Investments                                               12,837              12,680                13,821
Other assets                                              10,311              13,165                14,349
                                                       ---------           ---------            ----------
TOTAL OTHER ASSETS                                     1,939,674           1,934,156             2,108,231
                                                       ---------           ---------            ----------
TOTAL                                                  3,586,332           3,697,465            $4,030,237
-------------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Bank overdrafts                                          371,729             504,584            $  549,997
Current portion of long-term debt                        178,335             200,391               218,426
Accounts payable                                         202,897             187,577               204,459
Accrued expenses and other                               217,883             219,123               238,844
Accrual for customers' right of return                     9,130               9,209                10,038
Income taxes payable                                      18,748              34,122                37,193
                                                       ---------           ---------            ----------
TOTAL CURRENT LIABILITIES                                998,722           1,155,006             1,258,956
                                                       ---------           ---------            ----------
LONG TERM LIABILITIES
Long term debt                                           855,654             827,031               901,464
Liability for termination indemnities                     48,945              44,637                48,654
Net deferred tax liabilities--non current                121,805             123,007               134,078
Other                                                    133,605             142,432               155,250
                                                       ---------           ---------            ----------
TOTAL LONG TERM LIABILITIES                            1,160,010           1,137,107             1,239,447
                                                       ---------           ---------            ----------
MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES            9,705               9,135                 9,957
                                                       ---------           ---------            ----------
SHAREHOLDERS' EQUITY
Capital stock par value Euro 0.06--454,263,600
  and 454,266,000 ordinary shares authorized and
  issued at December 31, 2002 and March 31,
  2003, respectively; 452,351,900 and
  447,831,214 shares outstanding at December 31,
  2002 and March 31, 2003, respectively.                  27,256              27,256                29,709
Additional paid-in capital                                34,799              34,822                37,956
Retained earnings                                      1,447,374           1,512,988             1,649,157
Accumulated other comprehensive income (loss)            (66,987)           (108,862)             (118,660)
                                                       ---------           ---------            ----------
TOTAL                                                  1,442,442           1,466,204             1,598,162
Less--Treasury shares at cost; 1,911,700 and
  6,434,786 shares at December 31, 2002 and
  March 31, 2003, respectively.                           24,547              69,987                76,286
                                                       ---------           ---------            ----------
SHAREHOLDERS' EQUITY                                   1,417,895           1,396,217             1,521,876
                                                       ---------           ---------            ----------
TOTAL                                                  3,586,332           3,697,465            $4,030,237
-------------------------------------------------------------------------------------------------------------------

(1) Translated at the Noon Buying Rate of Euro 1.00=US$1.0900 on March 31, 2003 (see Note 5).

STATEMENTS OF CONSOLIDATED INCOME--US GAAP
FOR THE THREE MONTHS ENDED MARCH 31, 2002 AND 2003 (UNAUDITED)

----------------------------------------------------------------------------------------------------------------------
                                                              2002(3)         2003             2003
                                                              (Thousand of Euro)(1)     (Thousand of US dollars)(1)(2)
----------------------------------------------------------------------------------------------------------------------
NET SALES                                                      880,486        704,547              $767,956
COST OF SALES                                                  258,246        208,016               226,738
                                                             ---------      ---------              --------
GROSS PROFIT                                                   622,240        496,531               541,218
                                                             ---------      ---------              --------
OPERATING EXPENSES:
Selling and advertising                                        375,823        315,128               343,490
General and administrative                                      83,232         70,051                76,356
                                                             ---------      ---------              --------
TOTAL                                                          459,055        385,179               419,845
                                                             ---------      ---------              --------
INCOME FROM OPERATIONS                                         163,185        111,351               121,373
                                                             ---------      ---------              --------
OTHER INCOME (EXPENSE):
Interest income                                                  1,555            897                   978
Interest expense                                               (20,674)       (11,808)              (12,871)
Other--net                                                       2,962         (4,587)               (5,000)
                                                             ---------      ---------              --------
OTHER INCOME (EXPENSE) NET                                     (16,157)       (15,498)              (16,893)
                                                             ---------      ---------              --------
INCOME BEFORE PROVISION FOR INCOME TAXES                       147,028         95,853               104,480
                                                             ---------      ---------              --------
PROVISION FOR INCOME TAXES                                      44,108         28,761                31,349
                                                             ---------      ---------              --------
INCOME BEFORE MINORITY INTERESTS IN INCOME OF CONSOLIDATED
  SUBSIDIARIES                                                 102,920         67,092                73,130
                                                             ---------      ---------              --------
MINORITY INTERESTS IN INCOME OF CONSOLIDATED SUBSIDIARIES        1,849          1,478                 1,611
                                                             ---------      ---------              --------
NET INCOME                                                     101,071         65,614              $ 71,519
                                                             =========      =========              ========
EARNINGS PER SHARE:
Basic                                                             0.22           0.15              $   0.16
                                                             ---------      ---------              --------
Diluted                                                           0.22           0.15              $   0.16
                                                             =========      =========              ========
WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING (thousands):
Basic                                                          451,990.5      450,957.2
Diluted                                                        454,925.4      452,104.3

--------------------------------------------------------------------------------

(1) Except for earnings per share which are stated in Euro and U.S. dollars.

(2) Translated at the Noon Buying Rate of Euro 1.00=US$1.0900 on March 31, 2003 (see Note 5).

(3) Certain amounts presented in the prior year financial statements have been reclassified to conform with the current presentation. Among them was a reclassification of certain revenue items of the retail segment which were recorded in prior year as a reduction in the related costs and are now reflected as gross revenues and gross costs. The effect of this reclassification is an increase in sales for the three-month period ended March 31, 2002 of U.S. Dollars 12.0 million, and an offsetting increase in costs for the same amounts.

STATEMENT OF CONSOLIDATED SHAREHOLDERS' EQUITY--US GAAP

FOR THE THREE MONTHS ENDED MARCH 31, 2003

(UNAUDITED)

------------------------------------------------------------------------------------------------------------
                                                                                               ACCUMULATED
                                                                ADDITIONAL                        OTHER
                               COMMON STOCK          PAID-IN     RETAINED    COMPREHENSIVE    COMPREHENSIVE
                            SHARES        AMOUNT     CAPITAL     EARNINGS    INCOME (LOSS)    INCOME (LOSS)
                                                         (Thousand of Euro)
------------------------------------------------------------------------------------------------------------
BALANCES, January 1,
2003                      454,263,600     27,256      34,799     1,447,374                        (66,987)
Exercise of stock
options                         2,400          0          23
Translation adjustment                                                           (40,465)         (40,465)
Purchases of treasury
shares
Other                                                                             (1,410)          (1,410)
Net income                                                          65,614        65,614
                                                                                --------
Compehensive income                                                               23,739
                         ------------    -------     -------    ----------      ========        ---------
BALANCES, March 31,
2003                      454,266,000     27,256      34,822     1,512,988                       (108,862)
                         ============    =======     =======    ==========                      =========
Comprehensive income                                                            $ 25,876
                                                                                ========
(Thousand of US
dollars)(1)
BALANCES, March 31,
2003                      454,266,000    $29,709     $37,956    $1,649,157                      $(118,660)
                         ============    =======     =======    ==========                      =========
------------------------------------------------------------------------------------------------------------

-----------------------  -------------------------

                                     CONSOLIDATED
                         TREASURY    SHAREHOLDERS'
                          SHARES        EQUITY
                            (Thousand of Euro)
-----------------------  -------------------------
BALANCES, January 1,
2003                      (24,547)     1,417,895
Exercise of stock
options                                       23
Translation adjustment                   (40,465)
Purchases of treasury
shares                    (45,440)       (45,440)
Other                                     (1,410)
Net income                                65,614

Compehensive income
                         --------     ----------
BALANCES, March 31,
2003                      (69,987)     1,396,217
                         ========     ==========
Comprehensive income

(Thousand of US
dollars)(1)
BALANCES, March 31,
2003                     $(76,286)    $1,521,876
                         ========     ==========
-----------------------

(1) Translated at the Noon Buying Rate of Euro 1.00=US$1.0900 on March 31, 2003 (see Note 5).

STATEMENTS OF CONSOLIDATED CASH FLOWS--US GAAP

FOR THE THREE MONTHS ENDED MARCH 31, 2002 AND 2003 (UNAUDITED)

----------------------------------------------------------------------------------------------------------------------
                                                               2002           2003             2002
                                                                (Thousand of Euro)       (Thousand of US dollars)(1)
----------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income before minority interests                           102,920         67,092             $  73,130
                                                             ---------      ---------             ---------
Adjustments to reconcile net income to net
  cash provided by/(used in) operating activities:
Depreciation and amortization                                   39,134         33,073                36,050
Benefit for deferred income taxes                                1,962           (269)                 (293)
Losses (Gains) on disposal of fixed assets--net                 (2,511)            32                    35
Termination indemnities matured during the period                1,451            514                   560
Changes in assets and liabilities:
  Accounts receivable                                          (89,995)       (36,810)              (40,123)
  Prepaid expenses and other                                   (14,794)           593                   646
  Inventories                                                   12,754          1,057                 1,153
  Accounts payable                                              14,731        (23,966)              (26,123)
  Accrued expenses and other                                   150,866          4,693                 5,115
  Accrual for customers right of return                          1,851            417                   455
  Income taxes payable                                          39,518         14,992                16,342
                                                             ---------      ---------             ---------
TOTAL ADJUSTMENTS                                              154,967         (5,674)               (6,185)
                                                             ---------      ---------             ---------
Cash provided by operating activities                          257,887         61,418             $  66,945
                                                             ---------      ---------             ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
Property, plant and equipment:
  Additions                                                    (53,251)       (10,409)            $ (11,346)
  Disposals                                                      4,888         (1,718)               (1,873)
Acquisitions of business (net of cash acquired)                     --        (23,708)              (25,842)
Increase (Decrease) in intangible assets                      (143,133)       (28,852)              (31,448)
                                                             ---------      ---------             ---------
Cash used in investing activities                             (191,496)       (64,688)              (70,508)
                                                             ---------      ---------             ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
Long term debt:
  Proceeds                                                          --         50,000                54,500
  Repayments                                                  (219,909)       (43,348)              (47,249)
(Investment in)/use of restricted cash deposit                 121,877             --                    --
Sales of treasury shares and additional paid-in capital          8,784             --                    --
Purchase of treasury shares                                         --        (45,440)              (49,530)
Exercise of stock options                                        5,925             23                    25
                                                             ---------      ---------             ---------
Net cash provided by (used in) financing activities            (83,323)       (38,765)              (42,255)
                                                             ---------      ---------             ---------
EFFECT OF TRANSLATION ADJUSTMENTS AND OTHER                        741             --                    --

INCREASE (DECREASE) IN CASH                                    (16,191)       (42,033)              (45,816)
CASH, BEGINNING OF THE PERIOD                                 (211,991)      (220,311)             (240,139)
EFFECT OF TRANSLATION ADJUSTMENTS ON CASH                          339         (1,019)               (1,111)
                                                             ---------      ---------             ---------
CASH, END OF THE PERIOD                                       (227,843)      (263,363)            $(287,066)
                                                             =========      =========             =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for interest                        13,776          6,344             $   6,915
Cash paid during the period for taxes                           10,091          9,518             $  10,375
----------------------------------------------------------------------------------------------------------------------

(1) Translated at the Noon Buying Rate of Euro 1.00=US$1.0900 on March 31, 2003 (see Note 5).

              CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. CONSOLIDATED FINANCIAL STATEMENTS

    The accompanying consolidated balance sheet as of March 31, 2003 and the related statements of consolidated income and cash flows for the three months ended March 31, 2002 and 2003 and the statement of consolidated shareholders' equity for the three months ended March 31, 2003 have been prepared by Luxottica Group S.p.A. (the "Company") in accordance with accounting principles generally accepted in the United States of America. The consolidated balance sheet at March 31, 2003, the statements of consolidated income and cash flows for the three months ended March 31, 2002 and 2003, and the statement of consolidated shareholders' equity for the three months ended March 31, 2003 are derived from unaudited financial statements. In the opinion of Management, all adjustments (which include only normal recurring adjustments) necessary to fairly present the financial position, results of operations and cash flows as of and for the three months ended March 31, 2002 and 2003 have been made.

    Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States of America have been omitted. The consolidated financial statements as of and for the three month period ended March 31, 2003 should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2002. The results of operations for the three months ended March 31, 2003 are not necessarily indicative of the operating results for the full year.

2. INVENTORIES

    Inventories consisted of the following (Thousand of Euro):

------------------------------------------------------------------------------------
                                                              DECEMBER       MARCH
                                                                 31,          31,
                                                                2002         2003
------------------------------------------------------------------------------------
Raw materials                                                    64,581      63,263
Work in process                                                  22,624      21,738
Finished goods                                                  318,827     319,947
                                                                -------     -------
Total                                                           406,032     404,948
                                                                =======     =======

3. EARNINGS PER SHARE

    Earnings per share are computed by dividing net income by the number of weighted-average shares outstanding during the period. Basic earnings per share are based on the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share are based on the weighted average number of shares of common stock and common stock equivalents (options) outstanding during the period.

4. STOCK OPTION AND INCENTIVE PLANS

    Options to purchase an aggregate of 11,445,033 Ordinary Shares of the Company were outstanding at March 31, 2003. Outstanding options granted under the Company's Stock Option Plan (10,475,033 shares) become exercisable in three equal annual installments and expire on or before January 31, 2011. During the first three months of 2003, 2,400 options were exercised. Options granted under the Company's Incentive Plans (970,000 shares) vest and become exercisable only if certain financial performance measures are met over a three year period ending December 2004. As the Company has elected to apply Accounting Principle Board Opinion No. 25, "Accounting for Stock Issued to Employees", no compensation expense was recognized for shares issued under the Stock

Option Plans because each option's exercise price was equal to the fair market value of the underlying stock on each date of the grant. Compensation expense will be recognized for the options issued under the Incentive Plans based on the market value of the underlying Ordinary Shares when the number of shares to be issued is known.

5. CONVERSION OF FINANCIAL STATEMENTS INTO U.S. DOLLARS

    The consolidated financial statements presented in Euro as of and for the three months ended March 31, 2003, are also translated into U.S. Dollars, solely for the convenience of the readers of these financial statements, at the noon buying rate of Euro 1.00 = U.S. Dollar 1.0900, as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") at March 31, 2003. Such translations should not be construed as representations that Euro amounts could be converted into U.S. Dollars at that or any other rate.

6. INCOME TAXES

    The 2002 and 2003 effective tax rates are less than the statutory tax rate due to permanent differences between the Company's income for financial reporting and tax purposes which reflect the net loss carryforward caused by the prior funding of subsidiary losses through capital contributions that are deductible for income tax purposes under Italian law, and the reduction in certain investments in subsidiaries. Such subsidiary losses were primarily attributable to the amortization of certain intangible assets associated with the Company's acquisitions.

7. NEW ACCOUNTING PRONOUNCEMENTS

    In June 2001 the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangibles Assets ("SFAS No. 142")". The pronouncement is effective for fiscal years beginning after December 15, 2001 and applies to all goodwill and other intangible assets recognized in financial statements after that date. As a result of this statement, goodwill and intangibles deemed to have an indefinite life will no longer be amortized in the same manner as under the previous standards. However, they will be reviewed periodically for impairment and thus there may be more volatility in reported income.

    After an evaluation, the Company has concluded that the carrying value of goodwill and other intangible assets included in the Consolidated Balance Sheet as of January 1, 2002, did not exceed their fair market value, and as a result, has not recorded an asset impairment charge for the adoption of SFAS No. 142. The Company has determined that the useful life of its trade names ranges from 20 to 25 years and, therefore, their value is amortized on a straight-line basis over their useful life. Amortization expense relating to intangible assets for the three months ended March 31, 2003 were Euro 9.0 million, compared to Euro
9.4 million for the same period of 2002.

8. RECLASSIFICATION OF 2002 INCOME STATEMENT

    Certain amounts presented in the prior year financial statements have been reclassified to conform with the current year presentation. Among them was a reclassification of certain revenue items of the retail segment which were recorded in prior years as a reduction in the related costs and are now reflected as gross revenues and gross costs. The effect of this reclassification was an increase in sales for the three-month period ended March 31, 2002 of U.S. Dollars 12.0 million, and an offsetting increase in costs for the same amounts.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2002 AND 2003

    The following discussion should be read in conjunction with the disclosure contained in the Company's Annual Report on Form 20-F for the year ended December 31, 2002, which contains, among other things, a discussion of the Company's significant accounting policies and risks and uncertainties that could affect the Company's future operating results or financial condition.

OVERVIEW

    The Company operates in two industry segments: manufacturing and wholesale distribution, and retail distribution. Through its manufacturing and wholesale distribution operations, the Company is engaged in the design, manufacture, wholesale distribution and marketing of house brand and designer lines of mid- to premium- priced prescription frames and sunglasses. The Company operates in the retail segment through its Retail Division, consisting of LensCrafters, Inc. and other affiliated companies ("LensCrafters") and, since April 2001, Sunglass Hut International, Inc. and its subsidiaries ("Sunglass Hut"). As of March 31, 2003 LensCrafters operated 876 stores throughout the United States of America, Canada and Puerto Rico and Sunglass Hut operated 1,890 stores and kiosks located internationally in North America, Europe and Australia.

    Our net sales consist of direct sales of finished products that we manufacture to opticians and other independent retailers through our wholesale distribution channel and sales directly to consumers through our Retail Division. Our average retail unit selling price is significantly higher than our average wholesale unit selling price, as our retail sales typically include lenses as well as frames.

    Demand for our products, particularly our higher-end designer lines, is largely dependent on the discretionary spending power of the consumers in the markets in which we operate. We have historically experienced sales volume fluctuations by quarter due to seasonality associated with the sale of sunglasses. With the acquisition of Sunglass Hut in April 2001, we believe that this seasonality effect has increased. As a result, net sales are typically higher in the second quarter and lower in the fourth quarter.

    As a result of the acquisition of LensCrafters in May 1995 and the Company's subsequent expansion of its business activities in the United States through the acquisition of the Ray-Ban sunglass business in 1999 and Sunglass Hut in 2001, the Company's results of operations, which are reported in Euro, have been rendered more susceptible to currency fluctuations between the Euro and the U.S. Dollar. The U.S. Dollar/Euro exchange rate has fluctuated from an average exchange rate in the three months ended March 31, 2002 of Euro 1.00 = U.S. Dollar 0.8766 to Euro 1.00 = U.S. Dollar 1.0730 in the three months ended
March 31, 2003. Although the Company engages in certain foreign currency hedging activities to mitigate the impact of these fluctuations, they have impacted the Company's reported revenues and expenses during the periods discussed herein. Fluctuations in currency exchange rates could significantly impact the Company's reported financial results in the future.

    On June 26, 1999, the Company acquired the Ray-Ban business for a purchase price of approximately U.S. $655 million (Euro 635 million based on the exchange rate in effect at such time), subject to post-closing adjustments. The acquisition was accounted for under the purchase method. As such, the results of the Ray-Ban business have been accounted for in our consolidated results since the date of acquisition. Since the acquisition, the Company has closed Ray-Ban's frame manufacturing facilities outside Italy and integrated these operations into its own. This integration was substantially completed by the second quarter of 2000. In January 2002, the Company settled a purchase price dispute with Bausch & Lomb Incorporated, along with certain other litigation between us. The settlement resulted in a reduction in the purchase price of approximately U.S. $42 million and, accordingly, goodwill and a liability to Bausch & Lomb previously recorded were reduced at December 31, 2001. A receivable was recorded at December 31, 2001 for the final settlement amount. The Company received a payment of U.S. $23 million in January 2002 as the final settlement payment.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2002 AND 2003

    The following table sets forth for the periods indicated the amount and percentage of net sales represented by certain items included in the Company's statements of consolidated income.

                                                               Three months ended March 31,
-----------------------------------------------------------------------------------------------------
                                                        2002                     2003
                                                      (Thousand                (Thousand
                                                         of                       of
                                                        Euro)         %          Euro)         %
-----------------------------------------------------------------------------------------------------
Net sales                                               880,486      100.0       704,547      100.0
Cost of sales                                           258,246       29.3       208,016       29.5
                                                        -------      -----       -------      -----
Gross profit                                            622,240       70.7       496,531       70.5
Selling, general and administrative expense             459,055       52.1       385,179       54.7
                                                        -------      -----       -------      -----
Income from operations                                  163,185       18.5       111,351       15.8
Other expense (income)--net                              16,157        1.8        15,498        2.2
Provision for income taxes                               44,108        5.0        28,761        4.1
Minority interests                                        1,849        0.2         1,478        0.2
                                                        -------      -----       -------      -----
Net income                                              101,070       11.5        65,614        9.3
                                                        =======      =====       =======      =====
-----------------------------------------------------------------------------------------------------

NON-GAAP FINANCIAL MEASURES

    The Company uses certain measures of financial performance that exclude the impact of fluctuations in currency exchange rates in the translation of operating results into Euro. The Company believes that these adjusted financial measures provide useful information to both management and investors by allowing a comparison of operating performance on a consistent basis. In addition, since the Company has historically reported such adjusted financial measures to the investment community, the Company believes that their inclusion provides consistency in its financial reporting. Further, these adjusted financial measures are one of the primary indicators management uses for planning and forecasting in future periods. Operating measures that assume constant exchange rates between the first quarter of 2003 and the first quarter of 2002 are calculated using for each currency the average exchange rate for the three-month period ended March 31, 2002.

    Operating measures that exclude the impact of fluctuations in currency exchange rates are not measures of performance under accounting principles generally accepted in the United States (U.S. GAAP). These non-GAAP measures are not meant to be considered in isolation or as a substitute for results prepared in accordance with U.S. GAAP. In addition, Luxottica Group's method of calculating operating performance excluding the impact of changes in exchange rates may differ from methods used by other companies. See the table below for a reconciliation of the operating measures excluding the impact of fluctuations in currency exchange rates to their most directly comparable U.S.GAAP financial measures. The adjusted financial measures should be used as a supplement to U.S. GAAP results to assist the reader in better understanding the operational performance of the Company.

------------------------------------------------------------------------------------------------
                                                                    ADJUSTMENT
                                             1Q02        1Q03       FOR CONSTANT     1Q03
                                            U.S. GAAP   U.S. GAAP   EXCHANGE       ADJUSTED
                                            RESULTS     RESULTS      RATES          RESULTS
                                                           (in millions of Euro)
------------------------------------------------------------------------------------------------
Consolidated net sales                        880.5       704.5        118.3           822.8
Manufacturing/Wholesale net sales             324.8       275.7         24.6           300.3
Less: intercompany sales                      -26.6       -40.3         -9.0           -49.3
Wholesale sales to third parties              298.2       235.4         16.1           251.5
Retail net sales                              582.3       469.2        101.8           571.0
                                              =====       =====        =====           =====
------------------------------------------------------------------------------------------------

    NET SALES--Net sales decreased 20.0 percent to Euro 704.5 million during the first three months of 2003, as compared to Euro 880.5 million for the same period of 2002. This net decrease was mostly due to the weakening of the U.S. dollar against the Euro. At constant exchange rates between the periods, net sales would have decreased by 6.6 percent during the first three months of 2003, compared to the same period of 2002, mainly due to the reduction of Armani and retail sales.

    During the first three months of 2003, net sales in the retail segment accounted for approximately 66.6 percent of total net sales, as compared to
66.1 percent of total net sales in the same period of 2002.

    Net sales in the retail segment, through LensCrafters and Sunglass Hut, decreased 19.4 percent to Euro 469.2 million for the first three months of 2003 from Euro 582.3 million for the same period of 2002. This decrease was primarily due to the weakening of the U.S. dollar against the Euro. Using constant exchange rates between the periods, net retail sales would have decreased by
1.9 percent as compared to the same period of 2002. Comparable store sales in constant U.S. Dollars for the first three months of 2003 decreased 3.0 percent.

    Net sales to third parties in the manufacturing and wholesale segment decreased 21.1 percent to Euro 235.4 million for the first three months of 2003 as compared to Euro 298.2 million in the same period of 2002. Assuming constant exchange rates, wholesale sales to third parties for the first three months of 2003 would have decreased by 15.7 percent as compared to the same period of 2002. This decline was mostly due to the reduction by approximately 50% of Armani sales during the period, following the termination of the license agreement.

    On a geographic basis, the United States and Canada operations had net sales of Euro 486.1 million in the first three months of 2003, comprising
69.0 percent of total net sales, a decrease of Euro 147.3 million from the same period of 2002. This decrease was substantially due to the weakening of the U.S. dollar against the Euro (in U.S. dollars, the United States and Canada operations had a decrease of U.S. dollars 33.6 million as compared to the same period of 2002). Net sales for the rest of the world accounted for the remaining Euro 218.4 million of net sales during the first three months of 2003, which represented an 11.6 percent decrease as compared to the same period of 2002. This decrease was largely due to the reduction of Armani sales.

    COST OF SALES--Cost of sales decreased 19.5 percent to Euro 208.0 million in the first three months of 2003, from Euro 258.2 million in the same period of 2002, and increased as a percentage of net sales to 29.5 percent from
29.3 percent, respectively. Manufacturing labor costs decreased 6.1 percent to Euro 65.4 million in the first three months of 2003, from Euro 69.6 million in the same period of 2002. As a percentage of net sales, cost of labor increased to 9.3 percent in the first three months of 2003 from 7.9 percent in the same period of 2002. The increase in cost of sales, including manufacturing labor costs, as a percentage of net sales, was mainly attributable to lower net sales in the current period, resulting primarily from the weakening of the U.S. Dollar against the Euro. For each of 2002 and 2003, the average number of frames produced daily in Luxottica's facilities (including Tristar) was approximately 130,000.

    GROSS PROFIT--For the reasons outlined above, gross profit decreased
20.2 percent to Euro 496.5 million in the first three months of 2003, from Euro
622.2 million in the same period of 2002. As a percentage of net sales, gross profit decreased to 70.5 percent in the first three months of 2003 from
70.7 percent in the same period of 2002.

    OPERATING EXPENSES--Total operating expenses decreased 16.1 percent to Euro
385.2 million in the first three months of 2003, from Euro 459.1 million in the same period of 2002. As a percentage of net sales, operating expenses increased to 54.7 percent in the first three months of 2003 from 52.1 percent in the same period of 2002.

    Selling, royalty and advertising expenses decreased 16.2 percent to Euro
315.1 million during the first three months of 2003, from Euro 375.8 million in the same period of 2002. As a percentage of net sales, these expenses increased to 44.7 percent from 42.7 percent. While the reduction in absolute amounts is largely due to the weakening of the U.S. Dollar against the Euro, the increase as a percentage of net sales is mainly due to the less efficient leverage of our fixed costs in the Retail Division, due to the reduction in sales.

    General and administrative expenses, including intangible asset amortization, decreased 15.8 percent to Euro 70.1 million in the first three months of 2003 from Euro 83.2 million in the same period of 2002. As a percentage of net sales, general and administrative expenses increased to
9.9 percent from 9.5 percent. While the reduction in absolute amount is largely due to the weakening of the U.S. Dollar against the Euro, the increase as a percentage of net sales is mainly due to the less efficient leverage of our fixed costs in the wholesale division, due to the reduction in sales.

    INCOME FROM OPERATIONS--Income from operations for the first three months of 2003 decreased 31.8 percent to Euro 111.4 million, from Euro 163.2 million in the same period of 2002. As a percentage of net sales, income from operations decreased to 15.8 percent from 18.5 percent.

    Operating margin in the manufacturing and wholesale distribution segment decreased to 23.4 percent in the first three months of 2003, from 27.4 percent in the same period of 2002.

    Operating margin in the retail segment decreased to 11.6 percent in the first three months of 2003 from 13.3 percent in the same period of 2002.

    INTEREST AND OTHER EXPENSES--Net interest and other expense was Euro
15.5 million in the first three months of 2003 compared to Euro 16.2 million in the same period of 2002. This decrease was attributable primarily to lower interest expense in the current period due to the reduction of debt balances and interest rates partially offset by realized and unrealized foreign exchange transaction and remeasurement losses, net of Euro 4.6 million recognized in the first three months of 2003, as compared to a net gain of Euro 3.0 million on similar items in the same period of 2002.

    NET INCOME--Income before taxes decreased 34.8 percent to Euro 95.9 million in the first three months of 2003, from Euro 147.0 million in the same period of 2002. As a percentage of net sales, income before taxes decreased to
13.6 percent from 16.7 percent. Minority interest of Euro (1.5) million in the first three months of 2003 decreased from Euro (1.8) million in the same period of 2002. The Company's effective tax rate in the first three months of 2003 and 2002 remained constant at 30.0 percent. Net income decreased 35.1 percent to Euro 65.6 million in the first three months of 2003 from Euro 101.1 million in the same period of 2002. Net income as a percentage of net sales decreased to
9.3 percent from 11.5 percent in the first three months of 2002.

    Basic and diluted earnings per share for the first three months of 2003 was Euro 0.15 decreasing from Euro 0.22 for the same period of 2002.

LIQUIDITY AND CAPITAL RESOURCES

    As of March 31, 2003, the Company's consolidated net financial position (defined as financial debt less cash balances) was Euro (1,290.8) million as compared to Euro (1,254.3) million as of December 31, 2002. This increase in net debt was mainly related to the repurchase of shares and the financial outflow related to the acquisition of the Versace license.

    Set forth below is certain information regarding our net financial position as of December 31, 2002 and March 31, 2003:

-------------------------------------------------------------------------------------------
                                                              DECEMBER 31,    MARCH 31,
                                                                 2002            2003
                                                               (million of     (million of
                                                                  Euro)           Euro)
-------------------------------------------------------------------------------------------
Cash                                                               151.5           241.2
Bank overdrafts                                                   (371.7)         (504.6)
Current portion of long-term debt                                 (178.4)         (200.4)
Long-term debt                                                    (855.7)         (827.0)
                                                                --------        --------
Net Financial Position                                          (1,254.3)       (1,290.8)
                                                                ========        ========
-------------------------------------------------------------------------------------------

    "Net financial position" is not a financial measure in accordance with U.S. GAAP and is presented for informational purposes only. We believe that this measure is useful to investors as a measure of credit availability, leverage capacity and liquidity. The term "net financial position" is not, and should not be considered as, a substitute for our total long-term debt, total liability or any other financial measures presented in accordance with U.S. GAAP. The term, "net financial position," as the Company defines it, may differ from similarly titled financial measures used by other companies.

    The Company has relied primarily upon internally generated funds, trade credit and bank borrowings to finance its operations and expansion. In
June 1999, the Company received the proceeds of a Euro 350 million eurobond offering by a wholly-owned subsidiary of the Company, which was used to repay indebtedness under a prior credit agreement. Luxottica Group S.p.A. had guaranteed the subsidiary's obligations under the eurobonds, which were repaid in full in June 2002. To refinance the eurobonds, in June 2002, Luxottica U.S. Holdings Corp. ("U.S. Holdings"), a U.S. subsidiary, entered into a U.S.
$350 million credit facility with a group of four Italian banks led by UniCredito Italiano S.p.A. The new credit facility is guaranteed by Luxottica Group S.p.A. and matures in June 2005. The term loan portion of the credit facility provides US$ 200 million of borrowing and requires equal quarterly principal installments beginning in March 2003. The revolving loan portion of the credit facility allows for maximum borrowings of US$ 150 million; the revolving loan was fully drawn as of March 31, 2003. Interest accrues under the credit facility at LIBOR (as defined in the agreement) plus 0.5 percent
(1.8400 percent on March 31, 2003) and the credit facility allows the Company to select interest periods of one, two, or three months. The credit facility contains certain financial and operating covenants. Under this credit facility, US$ 330 million was outstanding as of March 31, 2003.

    In July 2002, U.S. Holdings entered into a Convertible Swap Step-Up ("2002 Swap"). 2002 Swap beginning and maximum notional amount is U.S. $ 275 million, which will decrease by U.S.$ 20 million quarterly starting with the quarter beginning March 17, 2003. This Swap will expire on June 17, 2005. 2002 Swap was entered into to convert the floating rate credit agreement referred to in the preceding paragraph to a mixed position rate agreement. 2002 Swap allows U.S. Holdings to pay a fixed rate of interest if LIBOR remains under certain defined thresholds and for U.S. Holdings to receive an interest payment of the three month LIBOR rate as defined in the agreement. These amounts are settled net every three months. This derivative does not qualify for hedge accounting under Statement of Financial Accounting Standards No. 133, and as such is marked to market with the gains or losses from the change in value reflected in current operations.

    In June 1999, the Company acquired the Ray-Ban business from Bausch & Lomb Incorporated for a purchase price of U.S. $655 million (Euro 635 million based on exchange rates in effect at such time), subject to post-closing adjustments. The purchase price was paid with the proceeds of a U.S. $650 million (Euro
630 million based on exchange rates in effect at such time) credit facility with UniCredito Italiano S.p.A. The interest rate applicable to amounts provided to the Company under the credit facility was Euribor plus 0.5 percent. In
June 2000, the Company refinanced this short-term credit facility with a new credit facility with several financial institutions which provides for total maximum borrowings of Euro 500 million. The new credit facility was unsecured, expired in June 2003, and allowed the Company to select interest periods of one, two, three or six months. The facility included a term loan in the amount of Euro 300 million and required equal quarterly installments of principal (Euro
25 million). Interest accrued on the term loan at Euribor (as defined in the agreement) plus 0.4 percent (2.980 percent on March 31, 2003). The revolving loan portion allowed for maximum borrowings of Euro 200 million; amounts borrowed under the revolving loan facility could be repaid and re-borrowed until the expiration of the agreement. The Company could select interest periods of one, two, three or six months until the agreement terminated in June 2003 and interest accrued at Euribor plus 0.375 percent (3.093 percent on March 31, 2003). Under this credit facility, Euro 125 million was outstanding as of March 31, 2003. All amounts outstanding under this credit facility were repaid, and the credit facility was terminated, in June 2003.

    In December 2000, the Company entered into a new credit facility providing for maximum borrowing of Euro 256 million from San Paolo IMI S.p.A. Bank. This credit facility matured in June 2002, and the amount outstanding at that time was repaid in full.

    In March 2001, the Company entered into a new credit facility with Banca Intesa S.p.A. to finance the acquisition of Sunglass Hut. The credit facility was unsecured and scheduled to expire in September 2002. In September 2002, the Company agreed with Banca Intesa S.p.A. to extend the credit facility until December 2002, on the same terms and conditions. On December 27, 2002 the amount outstanding at that time of Euro 500 million was repaid in full.

    In December 2002, the Company entered into a new unsecured credit facility with Banca Intesa S.p.A. The new unsecured credit facility provides borrowing availability up to Euro 650 million. The facility includes a Euro 500 million term loan, which will require a balloon payment of Euro 200 million in June 2004 and equal quarterly installments of principal of Euro 50 million subsequent to that date. Interest accrues on the term loan at Euribor (as defined in the agreement) plus 0.45 percent (3.317 percent on March 31, 2003). The revolving loan portion provides borrowing availability of up to Euro
150 million; amounts borrowed under the revolver portion can be borrowed and repaid until final maturity. Interest accrues on the revolving loan at Euribor (as defined in the agreement) plus 0.45 percent (3.021 percent on March 31, 2003). The final maturity of the credit facility is December 27, 2005. The Company can select interest periods of one, two, three or six months. The credit facility contains certain financial and operating covenants. Under this credit facility, Euro 575 million was outstanding as of March 31, 2003.

    In December 2002, the Company entered into two interest rate swap transactions ("Intesa Swaps") beginning with an aggregate maximum notional amount of Euro 250 million which will decrease by Euro 100 million on June 27, 2004 and Euro 25 million each subsequent 3-month period. These Intesa Swaps will expire on December 27, 2005. Intesa Swaps were entered into as a cash flow hedge on a portion of the Banca Intesa Euro 650 million unsecured credit facility discussed above. The Intesa Swaps exchange the floating rate based on Euribor to a fixed rate of 2.985% per annum.

    Capital expenditures for the first three months of 2003 were Euro
10.4 million. It is the Company's expectation that 2003 annual capital expenditures will be less than Euro 100 million.

RECENT DEVELOPMENTS AND OTHER EVENTS

    On November 21, 2002, the Company announced that its license agreements for the manufacturing and distribution of the Giorgio Armani and Emporio Armani eyewear collections expired on December 31, 2002 and will terminate in the first half of 2003. Armani eyewear collections represented approximately 7.2 percent of the Company's consolidated net sales for 2002. Copies of the press releases relating to the Armani license agreement terminations were filed with the Securities and Exchange Commission under the cover of Form 6-K on November 21, 2002.

    On January 15, 2003, the Company announced the signing of a worldwide license agreement for the design, production and distribution of Versace, Versus and Versace Sport sunglasses and prescription frames. The initial ten-year agreement is renewable, at the Company's discretion, for an additional ten year period. The new collections were launched in March 2003.

    On September 25, 2002, the Company announced that its subsidiary, Luxottica U.S. Holdings Corp., had authorized the purchase of up to 11,500,000 of the Company's ADRs (one ADR represents one Ordinary Share), representing
2.5 percent of the authorized and issued capital of the Company, over the 18 month period commencing on September 25, 2002. On March 20, 2003, the Company announced that U.S. Holdings had resolved to purchase up to an additional 10,000,000 of the Company's ADRs, representing 2.2 percent of the authorized and issued share capital of Luxottica Group S.p.A., over the 18 month period commencing on March 20, 2003. The actual amount and timing of ADR purchases will depend on market conditions and other factors. Through March 31, 2003, Luxottica U.S. Holdings Corp. had repurchased 6,434,786 ADRs at an aggregate purchase price of approximately Euro 70.0 million.

    The Company and its subsidiaries become involved in legal and regulatory proceedings from time to time, some of which are significant. The timing and outcome of these proceedings are inherently uncertain and, the outcomes could have a material adverse effect on the Company's business, financial position or operating results. See Item 3 -"Key Items--Risk Factors" in the Company's annual report on Form 20-F for its fiscal year ended December 31, 2002.

    On June 16, 2003, our wholly-owned subsidiary, Luxottica South Pacific Pty Limited ("Luxottica South Pacific") commenced a cash offer to acquire all of the outstanding shares, performance rights and options of OPSM Group Ltd ("OPSM"), the largest eyewear retailer in Australia. The cash offer is subject to certain conditions, including, but not limited to, approval by relevant governmental authorities and the acquisition by Luxottica South Pacific, either alone or together with one or more affiliates, of the full beneficial interest in at least 90 percent by value of all of the outstanding shares and securities convertible into shares of OPSM. The Board of Directors of OPSM has unanimously recommended that OPSM shareholders and holders of performance rights and options accept our offer, in the absence of a superior offer. In addition, all OPSM directors and OPSM's Managing Director have stated that they intend to accept our offer in respect of their personal holdings of OPSM shares, options and performance rights, in the absence of a superior offer. If the offer is successful, the acquisition of OPSM is expected to close in July 2003. We intend to finance the aggregate purchase price of approximately A$ 536 million (Euro 312 million as of June 26, 2003) with proceeds from certain credit arrangements that we expect will be available to us from commercial banks. However, there can be no assurance that the transaction will be consummated on the terms or within the time period contemplated or at all.

FORWARD LOOKING INFORMATION

    Certain statements in this Form 6-K may constitute forward-looking statements which are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including risks that may not be subject to the Company's control. These risks and uncertainties include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, our ability to successfully introduce new products, our ability to maintain an efficient distribution network, our ability to effectively integrate newly acquired businesses, our ability to negotiate and maintain favorable license agreements, liabilities arising from legal or regulatory proceedings to which we are or may become a party, the availability of correction alternatives to prescription eyeglasses, our ability to adequately protect our intellectual property and other proprietary rights, the consummation of the pending transaction to acquire OPSM Group Ltd and other risks and uncertainties referred to in the Company's annual report on Form 20-F for its fiscal year ended December 31, 2002 (including under Item 3--"Key Items--Risk Factors") and its other filings with the Securities and Exchange Commission.

LUXOTTICA GROUP S.P.A.

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 1, 2003                             LUXOTTICA GROUP S.P.A.

                                               By:                /s/ ROBERTO CHEMELLO
                                                    ------------------------------------------------
                                                                    ROBERTO CHEMELLO
                                                                 CHIEF EXECUTIVE OFFICER

                                     [LOGO]

    SET FORTH BELOW IS THE TEXT OF A PRESS RELEASE ISSUED BY THE COMPANY FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2003. THE PRESS RELEASE SPEAKS AS OF THE DATE IT WAS FIRST ISSUED, AND THE COMPANY DOES NOT INTEND TO UPDATE OR REVISE ANY FORWARD LOOKING STATEMENTS CONTAINED IN THE PRESS RELEASE BASED ON NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

Luxottica Group Announces 1Q03 Results

Group highlights for the first quarter of 2003:

  -  NET SALES TO EUR 704.5 (US$756.0 MILLION)

  -  OPERATING INCOME TO EUR 111.4 MILLION

  -  EARNINGS PER ADS TO EUR 0.15 (US$0.16)

    MILAN, ITALY, APRIL 24, 2003--LUXOTTICA GROUP S.P.A. (NYSE: LUX; MTA: LUX), worldwide leader in the eyewear sector, today announced results for the three-month period ended March 31, 2003(1). Results for the first quarter were negatively affected by the 18 percent year-over-year devaluation of the U.S. Dollar against the Euro.

Consolidated Results:

  -  FIRST QUARTER

    Consolidated net sales for the quarter declined year-over-year by
20.0 percent to EUR 704.5 million. Assuming constant exchange rates, consolidated net sales for the quarter would have declined by 6.6 percent.

    Consolidated operating income for the quarter was EUR 111.4 million. Consequently, consolidated operating margin for the quarter was 15.8 percent.

    Consolidated net income for the quarter was EUR 65.6 million. Consequently, consolidated net margin for the quarter was 9.3 percent.

    Earnings per American Depositary Share (ADS) (one ADS represents one ordinary share) for the quarter were EUR 0.15. In U.S. Dollars, earnings per ADS (EPADS) for the quarter were US$0.16.

Breakdown of Manufacturing/ Wholesale and Retail Results:

  -  MANUFACTURING/WHOLESALE DIVISION

    The Group's manufacturing/wholesale sales for the first quarter declined year-over-year by 15.1 percent to EUR 275.7 million. Assuming constant exchange rates manufacturing/wholesale sales for the quarter would have declined by
7.5 percent.

    Manufacturing/wholesale operating income for the quarter was EUR
64.4 million, reflecting an operating margin of 23.4 percent.

    Leonardo Del Vecchio, Chairman of Luxottica Group, commented on the results of the manufacturing/wholesale division: "In January, we added two new designer brands to our portfolio, Versace and Versus, and in March we launched new Luxottica-designed and -made collections for both. We also concurrently introduced the first prescription eyewear collection for Ray-Ban, further leveraging what is historically the world's leading sun brand by broadening the assortment of products offered under this name. Based on the more than positive feedback from opticians so far, I am fairly confident that over the coming months sales of the new lines should offset sales lost as a result of the non-renewal of the Armani licenses. At the same time, certain brands of our portfolio are gaining market share as the creative resources and manufacturing investments previously dedicated to the Armani brands were reallocated across our entire portfolio. This demonstrates our Group's ability to quickly and seamlessly adapt to changes in the market and competitive scenario."

  -  RETAIL DIVISION

    Retail sales declined year-over-year by 19.4 percent to EUR 469.2 million. Assuming constant exchange rates, retail sales for the quarter would have declined by 1.9 percent. Same store sales in U.S. Dollar for the quarter declined year-over-year by 3.0 percent.

    Retail operating income for the first quarter was EUR 54.3 million, resulting in an operating margin of 11.6 percent.

    Mr. Del Vecchio continued: "The results of our retail division for the quarter were affected by unusually bad weather in the U.S. in February, as well as overall uncertainty due to the war in Iraq. However, U.S. consumers' data since the beginning of the hostilities show that consumption levels did not decline further. In fact, this month we are already seeing signs of a reversal of the negative trend: retail sales are up by three percent, compared with a
1.9 percent decline for the first quarter. As a result, we are hopeful to see a recovery in coming quarters. At the same time, management continues to be focused on all aspects of the business, seeking to achieve improvements both in efficiency and profitability."

Statement from the Chairman:

    Mr. Del Vecchio concluded: "The Group's consolidated results for the first quarter of this year mainly reflected the impact of three factors. Firstly, results were negatively affected by the 18 percent year-over-year devaluation of the U.S. Dollar against the Euro in the quarter. Additionally, in line with management's expectations, sales of Giorgio Armani and Emporio Armani eyewear nearly halved during the quarter. Finally, the continued weakness of the economy in the U.S., which as a market represents approximately 70 percent of the Group's consolidated sales, affected retail sales. We expect that the impact of these factors will progressively lessen during the course of the year. In particular, the loss of sales due to the non-renewal of the Armani licenses should be offset by sales from the new lines launched in March. Additionally, in light of the evolution of the Euro/U.S. Dollar exchange rate during 2002 (the average exchange rates for last year were: EUR 1.00 = US$0,8766 for the first quarter, EUR 1.00 = US$0,9198 for the second quarter, EUR 1.00 = US$0,9838 for the third quarter and EUR 1.00 = US$0,9982 for the fourth quarter) and assuming that Euro/U.S. Dollar exchange rate stabilizes at current levels, or EUR 1.00 = US$1.10, for the balance of the year, the impact from the devaluation of the U.S. Dollar against the Euro should progressively decline to nine percent by the final quarter of this year, down from 18 percent for the quarter just ended."

    "The results for the first quarter confirm that 2003 will be a year of transition for us, as well as for the global economy, and that we should expect to return to growth in sales and earnings only in 2004. We confirm our previously announced expectations of earnings per share (EPS) for fiscal year 2003 of Euro 0.69, or EPADS of US$0.76, with an exchange rate of EUR
1.00 = US$1.10."

About Luxottica Group S.p.A.:

    Luxottica Group is the world leader in the design, manufacturing, marketing and distribution of prescription frames and sunglasses in mid- and premium-priced categories. The Group's products, which are designed and manufactured in six facilities in Italy and one in the People's Republic of China, include over 2,250 styles in a wide array of colors and sizes and are sold through 21 wholly-owned subsidiaries in the United States, Canada, Italy, France, Spain, Portugal, Sweden, Germany, the United Kingdom, Brazil, Switzerland, Mexico, Belgium, Argentina, South Africa, Finland, Austria, Norway, Japan, Hong Kong and Australia; two 75%-owned subsidiaries in Israel and Poland; a 70%-owned subsidiary in Greece; three 51%-owned subsidiaries in the Netherlands, Turkey and Singapore, one 49%-owned subsidiary in the Arab Emirates and one 44%-owned subsidiary in India. In March 2001, Luxottica Group acquired Sunglass Hut International, a leading sunglass retailer with approximately 1,900 stores worldwide. This followed the acquisitions of Bausch & Lomb sunglass business, which includes the prestigious Ray-Ban-Registered Trademark-, Revo-Registered Trademark-, ArnetteTM and Killer Loop-Registered Trademark-brands, in June 1999, and LensCrafters, the largest optical retail chain in North America, in May 1995. For fiscal 2002, Group net sales improved year-over-year by 2.2 percent to EUR 3,132.2 million and net income by
17.6 percent to EUR 372.1 million. Additional information on the company is available on the web at www.luxottica.com.

Non-GAAP Financial Measures:

    Luxottica Group uses certain measures of financial performance that exclude the impact of fluctuations in currency exchange rates in the translation of operating results into Euro. The Company believes that these adjusted financial measures provide useful information to both management and investors by allowing a comparison of operating performance on a consistent basis. In addition, since the Luxottica Group has historically reported such adjusted financial measures to the investment community, the Company believes that their inclusion provides consistency in its financial reporting. Further, these adjusted financial measures are one of the primary indicators management uses for planning and forecasting in future periods. Operating measures that assume constant exchange rates between the first quarter of 2003 and the first quarter of 2002 are calculated using for each currency the average exchange rate for the three-month period ended March 31, 2002. Operating measures that exclude the impact of fluctuations in currency exchange rates are not measures of performance under accounting principles generally accepted in the United States (U.S. GAAP). These non-GAAP measures are not meant to be considered in isolation or as a substitute for results prepared in accordance with U.S. GAAP. In addition, Luxottica Group's method of calculating operating performance excluding the impact of changes in exchange rates may differ from methods used by other companies. See Table below for a reconciliation of the operating measures excluding the impact of fluctuations in currency exchange rates to their most directly comparable U.S. GAAP financial measures. The adjusted financial measures should be used as a supplement to U.S. GAAP results to assist the reader in better understanding the operational performance of the Company.

-------------------------------------------------------------------------------------------------
                                                                          ADJUSTMENT
                                                   1Q02        1Q03       FOR CONSTANT    1Q03
                                                  U.S. GAAP   U.S. GAAP   EXCHANGE       ADJUSTED
                                                  RESULTS     RESULTS      RATES         RESULTS
                                                               (in millions of Euro)
-------------------------------------------------------------------------------------------------
Consolidated net sales                              880.5       704.5        118.3        822.8
Manufacturing/wholesale net sales                   324.8       275.7         24.6        300.3
Retail net sales                                    582.3       469.2        101.8        571.0
-------------------------------------------------------------------------------------------------

Safe Harbor Statement:

    CERTAIN STATEMENTS IN THIS PRESS RELEASE MAY CONSTITUTE FORWARD LOOKING STATEMENTS WHICH ARE BASED ON MANAGEMENT'S CURRENT EXPECTATIONS AND BELIEFS AND ARE SUBJECT TO A NUMBER OF RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, INCLUDING RISKS THAT MAY NOT BE SUBJECT TO THE COMPANY'S CONTROL. THESE RISKS AND UNCERTAINTIES INCLUDE, BUT ARE NOT LIMITED TO, FLUCTUATIONS IN EXCHANGE RATES, ECONOMIC AND WEATHER FACTORS AFFECTING CONSUMER SPENDING, THE COMPANY'S ABILITY TO SUCCESSFULLY INTRODUCE AND MARKET NEW PRODUCTS, THE COMPANY'S ABILITY TO EFFECTIVELY INTEGRATE RECENTLY ACQUIRED BUSINESSES, THE COMPANY'S ABILITY TO SUCCESSFULLY LAUNCH INITIATIVES TO INCREASE SALES AND REDUCE COSTS, THE AVAILABILITY OF CORRECTION ALTERNATIVES TO PRESCRIPTION EYEGLASSES, AS WELL AS OTHER POLITICAL, ECONOMIC AND TECHNOLOGICAL FACTORS AND OTHER RISKS REFERRED TO IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE FORWARD-LOOKING STATEMENTS ARE MADE AS OF THE DATE HEREOF, AND THE COMPANY DOES NOT ASSUME ANY OBLIGATION TO UPDATE THEM.

Company contacts:

Sabina Grossi, Director, Investor Relations

Alessandra Senici, Investor Relations

Silvia Cestelli Guidi, Investor Relations

Luxottica Group

Tel.: +39-02-8633-4665

E-mail:AlessandraSenici@Luxottica.com
SilviaCestelli@Luxottica.com

FINANCIAL TABLES TO FOLLOW

------------------------

(1) UNLESS OTHERWISE NOTED, ALL COMPARISONS MADE IN THIS ANNOUNCEMENT ARE BETWEEN THE THREE-MONTH PERIOD ENDED MARCH 31, 2003, AND THE EQUIVALENT
    THREE-MONTH PERIOD ENDED MARCH 31, 2002. THE COMPANY'S RESULTS ARE DISCUSSED IN THIS ANNOUNCEMENT IN ACCORDANCE WITH U.S. GAAP AND ARE BROKEN OUT FOR ADDITIONAL PERSPECTIVE INTO CONSOLIDATED, MANUFACTURING/WHOLESALE, INCLUDING RAY-BAN AND RETAIL COMPONENTS, WHICH INCLUDE SUNGLASS HUT INTERNATIONAL AND LENSCRAFTERS. AS THERE ARE INTERCOMPANY ITEMS, IT IS IMPORTANT TO NOTE THE FULL RECONCILIATION DETAILED IN THE SEGMENTAL INFORMATION TABLE PROVIDED WITH THIS ANNOUNCEMENT. ADDITIONALLY, LUXOTTICA GROUP CONSIDERS THE FINANCIAL RESULTS DENOMINATED IN EURO (EUR), THE GROUP'S REPORTING CURRENCY, TO BE A MORE ACCURATE GAUGE OF ITS OPERATING PERFORMANCE. THE RESULTS DENOMINATED IN U.S. DOLLARS WERE CONVERTED AT THE AVERAGE EXCHANGE RATE FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2003, OF EUR 1.00 = US$1.0730, COMPARED WITH EUR 1.00 = US$0.8766 FOR THE FIRST QUARTER OF 2002. RESULTS OF THE SUNGLASS HUT INTERNATIONAL OPERATIONS WERE CONSOLIDATED INTO THE GROUP'S RESULTS AS OF MARCH 31, 2001.

                                     # # #

                                     [LOGO]

LUXOTTICA HEADQUARTERS AND REGISTERED OFFICES-Via Cantu 2, 20123 Milan, Italy -
                   Tel. + 39.02.863341 - Fax + 39.02.86996550

THE BANK OF NEW YORK (ADR DEPOSITARY BANK)-101 Barclay Street West, New York, NY
                                   10286 USA

                  Tel. + 1.212.815.8365 - Fax + 1.212.571.3050

                                LUXOTTICA S.R.L.
                         LOC. VALCOZZENA - 32021 AGORDO
                               (BELLUNO) - ITALY

                           KILLER LOOP EYEWEAR S.R.L.
                         LOC. VALCOZZENA - 32021 AGORDO
                               (BELLUNO) - ITALY

                        SUNGLASS HUT INTERNATIONAL, INC.
                              255 ALHAMBRA CIRCLE
                       CORAL GABLES - FLORIDA 33134 - USA

                   LUXOTTICA FASHION BRILLEN VER TRIEBS GMBH
                          HANS-PINSEL STR. 10A - 85540
                             MUNCHEN - DEUTSCHLAND

                             LUXOTTICA PORTUGAL SA
                   R. JOAO DE FREITAS BRANCO, 32-C - 1500-351
                               LISBOA - PORTUGAL

                             LUXOTTICA FRANCE S.A.
                       LES ESPACES DE SOPHIA - BAT. B 80,
                         ROUTE DES LUCIOLES - VALBONNE
                          06902 SOPHIA ANTIPOLIS CEDEX
                                     FRANCE

                              LUXOTTICA IBERICA SA
                                C/SILICI, 79-81
                          08940 CORNELLA DE LLOBREGAT
                               BARCELONA - ESPANA

                               LUXOTTICA U.K. LTD
                     IRON BRIDGE CLOSE - GREAT CENTRAL WAY
                                LONDON NW 10 0NW
                                 UNITED KINGDOM

                             LUXOTTICA BELGIUM N.V.
                  AIRPORT BUSINESS CENTER - LUCHTHAVENLEI FI7
                             2100 DEURNE - BELGIUM

                              LUXOTTICA HELLAS AE
                    ANTHOUSAS AVE, 3-153 51 PALLINI - GREECE

                             LUXOTTICA SWEDEN A.B.
                       TRALOSVAGEN, 14 - VASTRA FROLUNDA
                               GOTEBORG - SVERIGE

                           LUXOTTICA (SWITZERLAND) AG
                  WIESENSTRASSE, 1 - 4900 LANGENTHAL - SCHWEIZ

                           LUXOTTICA POLAND SP.Z.O.O
                               UL.ZACHODNIA 5/73
                             30-350 KRAKOW, POLAND

                            LUXOTTICA NEDERLAND B.V.
                      POSTBUS 506 - VAN DEN EIJNDEKADE, 2
                         2100 AM HEEMSTEDE - NEDERLAND

                            OY LUXOTTICA FINLAND AB
                    SINIKALLIONTIE 12 - 02630 ESPOO - SUOMI

                            LUXOTTICA VERTRIEBS GMBH
                           INKUSTRASSE, 1 - 7-A-3400
                          KLOSTERNEUBURG - OSTERREICH

                               LUXOTTICA NORGE AS
                                   STORGT, 23
                            3611 KONGSBERG - NORWAY

                           LUXOTTICA GOZLUK TIC. A.S.
                        SEHITLER CAD. 1519 - SOKAK N. 5
                             UMURBEY IZMIR - TURKEY

                             AVANT-GARDE OPTICS LLC
                     44 HARBOR PARK DRIVE - PORT WASHINGTON
                              NEW YORK 11050 - USA

                               LENSCRAFTERS INC.
                              4000 LUXOTTICA PLACE
                            MASON - OHIO 45040 - USA

                             LUXOTTICA CANADA INC.
                        947, VERBENA ROAD - MISSISSAUGA
                       TORONTO - ONTARIO L5T 1T5 - CANADA

                            LUXOTTICA DO BRASIL LTDA
                                AVENIDA TAMBORE,
                     1180-MODULO B03-CEP 06460-000 BARUERI
                               SAO PAULO - BRASIL

                         LUXOTTICA MEXICO S.A. DE C.V.
                         MONTE ELBRUZ 132 - 9 DEG. PISO
                     ENTRE MOLIERE Y BLVD. M. AVILA CAMACHO
                           COL. LOMAS DE CHAPULTEPEC
                           11000 MEXICO D.F. - MEXICO

                           LUXOTTICA ARGENTINA S.R.L.
                      AVENIDA ALICIA MOREAU DE JUSTO, 550
                    PISO 1, OF. 20 Y 23 - 1107 BUENOS AIRES
                                   ARGENTINA

                                MIRARI JAPAN LTD
                              AOBADAI BUILDING, 8F
                             10-9 AOBADAI 3 - CHOME
                       MEGURO-KU, TOKYO 153-0042 - JAPAN

                        LUXOTTICA SOUTH AFRICA (PTY) LTD
                     UNIT 5, 778 RICHARDS DRIVE - MIDRAND,
                             1685-PRIVATE BAG X213,
                       HALFWAY HOUSE 1685 - SOUTH AFRICA

                          LUXOTTICA AUSTRALIA PTY LTD
                      UNIT 8/26 JAMES STREET - P.O. BOX 47
                      LIDCOMBE NSW 2141 SYDNEY - AUSTRALIA

                             LUXOTTICA OPTICS LTD.
                       32 MASKIT ST. - HERZELIA-PITUAH -
                      P.O.B. 2038 HERZELIA 46120 - ISRAEL

                             LUXOTTICA GULF L.L.C.
                        OFFICE N. 2B LEVEL 10 - PLOT N.
                       ONE TRADE CENTRE SHEIKH ZAYED ROAD
                                 DUBAI - U.A.E.

                           MIRARIAN MARKETING PTE LTD
                        315 OUTRAM ROAD, 13-04 TAN BOON
                        LIAT BUILDING, 169074 SINGAPORE

                          RAY BAN SUN OPTICS INDIA LTD
                 FLAT 802, TOWER-A SIGNATURE TOWERS, SOUTH CITY
                              GURGAON 122 02-INDIA

                         LUXOTTICA (DONG GUAN) TRISTAR
                                OPTICAL CO. LTD.
                                  OU DENG CUN
                                 DONG GUAN CITY
                               GUAN DONG PROVINCE
                         THE PEOPLES REPUBLIC OF CHINA

                               www.luxottica.com